SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 8)(1)

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 44 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 2 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,537,100
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 3 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,537,100
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,537,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 4 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    264,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                264,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     264,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 5 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    264,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                264,200
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     264,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 6 of 44 Pages
------------------------------               -----------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
   OWNED BY
     EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 7 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 8 of 44 Pages
------------------------------               -----------------------------------



================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       HAROLD SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 9 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 10 of 44 Pages
------------------------------               -----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           THE TANDYCRAFTS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                              1,801,300
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8         SHARED VOTING POWER

                                          - 0 -
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                          1,801,300
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,801,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 11 of 44 Pages
------------------------------               -----------------------------------


         The following  constitutes  Amendment No. 8 ("Amendment  No. 8") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically set forth by this Amendment No. 8, the Schedule 13D, as amended, remains in full force and effect.

  Item 4 is amended to add the following paragraphs:

         On October 20, 2000, the Reporting Persons entered into Amendment No. 3 to Joint Filing Agreement (the "Amended Joint Filing Agreement"), reflecting their agreement to solicit written consents from the stockholders of the Issuer to take the following actions (collectively, the "Proposal"), without a meeting of stockholders, as permitted by Delaware law:

                  (1) Remove all of the incumbent members of the Issuers's Board of Directors without cause, including the removal of R.E. Cox, III, Jack Kahl, Sheldon Stein, Michael J. Walsh, Colon Washburn, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship; and

                  (2) Fix the number of members of the Board of Directors of the Issuer at five (5); and

                  (3) Elect the Committee's slate of nominees, Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith (the "Slate"), to the Issuer's Board of Directors to fill the newly created vacancies on the Board of Directors, and to serve until their respective successors are duly elected and qualified.

         On October 20 2000, Steel Partners II delivered to the Issuer its written consent in respect of the Proposal. Approval of the Proposal requires the written consent of a majority of the holders of Common Stock as of the record date, which the Reporting Persons believe is October 20, 2000 (the "Record Date"). Stockholders of record as of close of business on the Record Date are entitled to one vote for each share of the Issuer (the "Shares"). The last day for the submission of written consents to the Issuer under Delaware law will be December 19, 2000.

         On October 20, 2000, the Committee filed a Preliminary Consent Solicitation Statement with the Commission in order to solicit written consents from the stockholders of the Issuer to effectuate the Proposal. A copy of each of the Amended Joint Filing Agreement

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 12 of 44 Pages
------------------------------               -----------------------------------


and the Consent Solicitation Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

         Upon filing of a Definitive Consent Solicitation Statement with the Commission, the Committee intends to commence its solicitation of consents from the stockholders of the Issuer to elect the Committee's Slate to the Board of Directors of the Issuer.

  The sixth paragraph of Item 4 is amended and restated as follows:

         On September 18, 2000, Steel Partners II filed a complaint in the Court of Chancery of the State of Delaware, New Castle County (the "Court of Chancery"), which seeks a declaratory judgment that Steel Partners II is not an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law and that Steel Partners II is not an acquiring person under the Issuer's Rights Agreement dated May 19, 1997 (the "Rights Agreement"). The complaint also seeks a preliminary and permanent injunction prohibiting the Issuer from declaring a "distribution date" under the Rights Agreement. On October 10, 2000, the Issuer filed a Notice of Motion and Motion to Dismiss the complaint with the Court of Chancery (the "Motion"). Briefs relating to the Motion have not yet been filed by either party.

  Item 7 is  hereby  amended  to add the  following  items  as  exhibits  to the
Schedule 13D:

                  10. Amendment No. 3 to Joint Filing Agreement among Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P., Mark Schwarz, James Henderson, Glen Kassan, Harold Smith and Steven Wolosky dated as of October 20, 2000.

                  11. Preliminary Consent Solicitation Statement.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 13 of 44 Pages
------------------------------               -----------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2000               STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Chief Executive Officer

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      Warren G. Lichtenstein


                                      NEWCASTLE PARTNERS, L.P.

                                      By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz
                                         General Partner

                                       /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      Mark E. Schwarz

                                       /s/ James R. Henderson
                                      ------------------------------------------
                                      James R. Henderson

                                       /s/ Glen Kassan
                                      ------------------------------------------
                                      Glen Kassan

                                       /s/ Harold Smith
                                      ------------------------------------------
                                      Harold Smith

                                       /s/ Steven Wolosky
                                      ------------------------------------------
                                      Steven Wolosky

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 14 of 44 Pages
------------------------------               -----------------------------------



                                  EXHIBIT INDEX


Exhibit                                                                    Page
-------                                                                    ----
Amendment No. 3 to Joint Filing Agreement                                 15-16
among Steel Partners II, L.P., Warren
Lichtenstein, Newcastle Partners, L.P., Mark
Schwarz, James Henderson, Glen Kassan, Harold
Smith and Steven Wolosky dated as of October 20,
2000.

Preliminary Consent Solicitation Statement.                               17-44

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 15 of 44 Pages
------------------------------               -----------------------------------


                    AMENDMENT NO. 3 TO JOINT FILING AGREEMENT

                  WHEREAS, Steel Partners II, L.P., Newcastle Partners, L.P., Warren G. Lichtenstein and Mark E. Schwarz (the "Original Parties") entered into a Joint Filing Agreement dated December 7, 1999 (the "Agreement");

                  WHEREAS, the Agreement was subsequently amended in order to include James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky in the definition of "Group";

                  WHEREAS, the parties formed The Tandycrafts Full Value Committee (the "Committee") solely for the purpose of soliciting proxies from Tandycrafts' stockholders for the election of the undersigned to Tandycrafts' Board of Directors at the next annual meeting;

                  WHEREAS, the parties desire to authorize the Committee to solicit written consents from Tandycrafts' stockholders for the election of the Committee's slate of nominees, Warren G. Lichtenstein, Mark E. Schwarz, James Henderson, Glen Kassan, and Harold Smith (the "Slate").

                  NOW, THEREFORE, BE IT RESOLVED, the Agreement is hereby amended as follows:

                  1. The parties agree to authorize the Committee to solicit written consents from the Tandycrafts' stockholders for the election of the Slate to Tandycrafts' Board of Directors.

                  2.       Except  as  amended   hereby,   the   Agreement,   as
                           previously amended, remains in full force and effect.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 16 of 44 Pages
------------------------------               -----------------------------------



         IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed as of October 25, 2000.


                                   STEEL PARTNERS II, L.P.
                                   150 East 52nd Street
                                   New York, NY 10022

                                   By:   Steel Partners, L.L.C.
                                         General Partner

                                   By: /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      Warren G. Lichtenstein, Managing Member

                                   /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                            Warren G. Lichtenstein

                                   /s/ Mark E. Schwarz
                                   ---------------------------------------------
                                             Mark E. Schwarz

                                   NEWCASTLE PARTNERS, L.P.
                                   4514 Cole Avenue
                                   Suite 600
                                   Dallas, TX 75205

                                   By: /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      Mark E. Schwarz, General Partner

                                   /s/ James R. Henderson
                                   ---------------------------------------------
                                       James R. Henderson

                                   /s/ Glen Kassan
                                   ---------------------------------------------
                                       Glen Kassan

                                   /s/ Harold Smith
                                   ---------------------------------------------
                                       Harold Smith

                                   /s/ Steven Wolosky
                                   ---------------------------------------------
                                       Steven Wolosky

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 17 of 44 Pages
------------------------------               -----------------------------------


                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant o

Filed by a Party other than the Registrant|X|

Check the appropriate box:

         /X/      Preliminary Proxy Statement
         / /      Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         / /      Definitive Proxy Statement
         / /      Definitive Additional Materials
         / /      Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12

                               TANDYCRAFTS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                 MARK E. SCHWARZ
                            NEWCASTLE PARTNERS, L.P.
                               JAMES R. HENDERSON
                                   GLEN KASSAN
                                  HAROLD SMITH
--------------------------------------------------------------------------------
                   (Name of Persons(s) Filing Proxy Statement)

         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

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CUSIP No. 875386104               13D          Page 18 of 44 Pages
------------------------------               -----------------------------------



         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

--------------------------------------------------------------------------------


         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------


         (5)      Total fee paid:
--------------------------------------------------------------------------------


         / /      Fee paid previously with preliminary materials:
--------------------------------------------------------------------------------


         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

--------------------------------------------------------------------------------


         (2)      Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------


         (3)      Filing Party:

--------------------------------------------------------------------------------


         (4)      Date Filed:

--------------------------------------------------------------------------------

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 19 of 44 Pages
------------------------------               -----------------------------------


                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                        150 East 52nd Street, 21st Floor
                               New York, NY 10022

                                                 October 20, 2000


Dear Tandycrafts Stockholder:

         Through the attached Consent Solicitation Statement, The Tandycrafts Full Value Committee (the "Committee") is providing you with an opportunity to remove and replace the members of the Board of Directors of Tandycrafts, Inc. ("Tandycrafts") with the Committee's slate of nominees (the "Slate"). All Tandycrafts stockholders are being asked to express their consent to our proposals by marking, signing and dating the enclosed BLUE Consent Card and returning it in the enclosed, postage-paid envelope, to our solicitor, Mackenzie Partners, as set forth in the Consent Solicitation Statement.

         If you elect the members of our Slate, they, subject to their fiduciary duties, will explore alternatives to maximize stockholder value. Additionally, if elected, the Slate will retain a nationally recognized investment banking firm to assist in the review and implementation of the alternatives that the Slate believes will maximize stockholder value for all of Tandycrafts' stockholders.

            OUR GOAL IS TO MAXIMIZE THE PRESENT VALUE OF YOUR SHARES

         The Committee believes that the current Board of Directors has failed to provide the management that is necessary to maximize stockholder value. The Committee believes that Tandycrafts' stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board of Directors' failure to create value for its stockholders. According to information contained in management's Proxy Statement for the 1999 Annual Meeting of Stockholders, during the period from June 30, 1994 through June 30, 1999, Tandycrafts' stock price performance has trailed the Russell 2000 Index and a peer group index selected by Tandycrafts by a significant margin. During this period, the cumulative total returns for the Russell 2000 Index was approximately 103%, Tandycrafts' peer group index lost approximately 18% of its value, and Tandycrafts' stock lost approximately 73% of its value. On October 19, 2000, Tandycrafts' stock price closed at $1.375 per share.

         The Committee beneficially owns approximately 14.8% of Tandycrafts' issued and outstanding shares of common stock (the "Shares"). As Tandycrafts' largest stockholder, the Committee has a vested interest in maximizing the value of the Shares. In considering who is best capable of maximizing value, the Committee shares the frustration of Tandycrafts' stockholders in the inability of the Board of Directors to maximize stockholder value. The Committee believes that the removal of the existing Board of Directors, without cause, and the election of the Slate represents the best means for Tandycrafts' stockholders to maximize the value of their Shares.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 20 of 44 Pages
------------------------------               -----------------------------------


            THE COMMITTEE CAN ONLY IMPLEMENT ITS PLAN WITH YOUR HELP

         The Committee believes it can increase stockholder value by providing better management of the Tandycrafts businesses. The Committee is asking you to replace current directors R.E. Cox, III, Jack Kahl, Sheldon Stein, Michael J. Walsh, Colon Washburn, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship, with Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith. A biographical sketch of each member of the Slate is included in the Consent Solicitation Statement for your review.

         The Committee urges you to take advantage of this opportunity to make these changes in the Board of Directors for the betterment of Tandycrafts. If we fail in this effort, there may not be another opportunity.

         Please mark, sign, date and return your BLUE Consent Card today.

                                   Sincerely,



                                   THE TANDYCRAFTS FULL VALUE COMMITTEE

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 21 of 44 Pages
------------------------------               -----------------------------------



                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED OCTOBER 20, 2000


                         CONSENT SOLICITATION STATEMENT
                                       OF
                      THE TANDYCRAFTS FULL VALUE COMMITTEE

         Steel Partners II, L.P. is the largest stockholder of Tandycrafts, Inc., a Delaware corporation (the "Company"), and a member of The Tandycrafts Full Value Committee (the "Committee"). The Committee is writing to you in connection with the election of directors to the Company's Board of Directors at the next annual meeting of stockholders. As disclosed in preliminary proxy material filed by the Committee with the Securities and Exchange Commission (the "SEC") on October 5, 2000, the Committee has nominated its slate of directors in opposition to the incumbent Board of Directors (the "Company Board"). The Committee believes that recent actions of the Company Board are not in the best interests of the Company's stockholders. The Committee is convinced that a more thorough investigation of strategic alternatives, and a greater dedication to maximizing stockholder value, will only be achieved through the election of the Committee's slate.

         Although it is the Committee's preference to elect its slate of directors at the 2000 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), the Committee is concerned that the Company Board may postpone the date of the Annual Meeting as well as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting. Additionally, the Company has not yet filed with the SEC its 2000 Annual Report, containing audited financial statements, which is required to be furnished to all stockholders of the Company prior to the Annual Meeting. Accordingly, in order to, among other things, prevent delay by management, the Committee is soliciting written consents of the stockholders to remove the Company Board and to elect its slate of directors.

         This Consent Solicitation Statement (the "Consent Statement") and the accompanying form of written consent are furnished by the Committee in connection with the solicitation by the Committee of written consents from the holders of common stock, $1.00 par value per share (the "Common Stock"), of the Company, to take the following actions (collectively, the "Proposal"), without a meeting of stockholders, as permitted by Delaware law:

                  (1) Remove all of the incumbent members of the Company's Board of Directors without cause, including the removal of R.E. Cox, III, Jack Kahl, Sheldon Stein, Michael J. Walsh, Colon Washburn, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship; and

                  (2) Fix the number of members of the Board of Directors of the Company at five (5); and

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 22 of 44 Pages
------------------------------               -----------------------------------


                  (3) Elect the Committee's slate of nominees, Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith (the "Slate"), to the Company's Board of Directors to fill the newly created vacancies on the Board of Directors, and to serve until their respective successors are duly elected and qualified.

         Approval of the Proposal requires the written consent of a majority of the holders of Common Stock as of October 20, 2000 (the "Record Date").
Stockholders of record as of close of business on the Record Date will be entitled to one vote for each share of Common Stock (the "Shares"). The Committee has set November [__], 2000 as the goal for the submission of written consents; however, the last day for the submission of written consents to the Company under Delaware law will be December 19, 2000. Based on publicly available information filed by the Company with the SEC as of October 19, 2000, there were 12,280,897 Shares issued and outstanding.

         On the Record Date, the Committee was the beneficial owner of an aggregate of 1,801,300 Shares which represented approximately 14.8% of the issued and outstanding Shares.

         THE COMMITTEE BELIEVES THAT THE PLAN DESCRIBED FURTHER HEREIN WILL DELIVER MAXIMUM VALUE FOR YOUR SHARES OF COMMON STOCK, ALTHOUGH THERE CAN BE NO ASSURANCES THAT THE PLAN WILL RESULT IN MAXIMUM VALUE; TO CARRY OUT THE PLAN THE COMMITTEE'S SLATE BELIEVES THAT THE INCUMBENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS MUST BE REPLACED. REPRESENTATION BY THE SLATE CAN BE ACHIEVED ONLY IF THE PROPOSED CORPORATE ACTIONS ARE ADOPTED. ACCORDINGLY YOU ARE URGED TO CONSENT TO THE REMOVAL OF THE INCUMBENT MEMBERS OF THE BOARD OF DIRECTORS AND TO THE ELECTION OF THE SLATE BY MARKING, SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED BLUE CONSENT CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

         Because a consent to corporate action is effective only if executed by holders of record of a majority of the total number of Shares outstanding on the Record Date, the failure to execute a consent has the same effect as a withholding of consent for any proposal.

         The principal executive offices of the Company are located at 1400 Everman Parkway, Fort Worth, Texas 76140 and its telephone number is (817) 551-9600.

         This Consent Statement, the accompanying letter to stockholders and the BLUE Consent Card are first being furnished to stockholders on or about October [__], 2000.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 23 of 44 Pages
------------------------------               -----------------------------------


                                    IMPORTANT

         YOUR CONSENT IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE COMMITTEE URGES YOU TO SIGN, DATE, AND RETURN THE ENCLOSED BLUE CONSENT CARD TODAY TO VOTE FOR THE ELECTION OF THE SLATE.

         The members of the Slate are committed, subject to their fiduciary duty to the Company's stockholders, to giving all the Company's stockholders the opportunity to receive the maximum value for their Shares. A vote FOR the Slate will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed BLUE Consent Card and return it to the Committee, c/o Mackenzie Partners, Inc., in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE Consent Card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Committee, c/o Mackenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this Consent Solicitation Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 24 of 44 Pages
------------------------------               -----------------------------------




              IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR CONSENT,
             OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                       E-MAIL: PROXY@MACKENZIEPARTNERS.COM
                          (212) 929-5500 (CALL COLLECT)

                                       OR

                          CALL TOLL FREE (800) 322-2885

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 25 of 44 Pages
------------------------------               -----------------------------------


         The Committee believes that the removal of the existing Board of Directors, without cause, and the election of the Slate represents the best means for the Company's stockholders to maximize the value of their Shares. The Committee, as the largest stockholder of the Company, has a vested interest in maximizing the value of the Shares. In considering who is best capable of maximizing value, the Committee shares the frustration of the Company's stockholders in the Board's inability to maximize stockholder value.

         The Committee believes that the Company's stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board's failure to create value for its stockholders.

         o According to information contained in management's Proxy Statement for the 1999 Annual Meeting of Stockholders (the "Management Proxy Statement"), during the period from June 30, 1994 through June 30, 1999, the Company's share price performance has trailed the Russell 2000 Index and a peer group index selected by the Company by a significant margin.

         o According to the Management Proxy Statement, during this period the cumulative total returns for the Russell 2000 Index was approximately 103%, the Company's peer group index lost approximately 18% of its value, and the Shares actually lost approximately 73% of their value.

         o At June 30, 2000, the Company's stock price was $2.813 per Share. Since then, the stock price has been languishing below $3.00 per share and closed at $1.375 per share on October 19, 2000.

         It is the Committee's opinion that the Company's lackluster stock price performance is reflective of the Company's losses from continued and discontinued operations. Upon consummation of the Company's divestiture of 121 leather and crafts retail stores and related manufacturing operations during the quarter ended December 31, 1998, the Company's public filings reflect that it recorded a loss of approximately $11.1 million. Shortly thereafter, the Company suffered a significant loss in connection with the sale and subsequent reacquisition of Cargo Furnitures, Inc. ("Cargo"). After the sale of Cargo, the former subsidiary determined that it required additional capital in order to complete its restructuring program. In January 1999, Cargo defaulted on its bank term note agreement which was guaranteed by the Company. After complying with its obligations under the guaranty, the Company determined that recovery of the approximately $2.5 million note balance as well as certain receivables from
Cargo was not probable. As a result, loss provisions of approximately $3.5 million were recorded for the quarter ended December 31, 1998. After making the guaranty payment, the Company acquired 100% ownership of Cargo, resulting in an additional $602,000 operating loss for the fiscal year ended June 30, 1999. After reporting a net loss of over $23 million for the fiscal year ended June 30, 1999, the Company formulated a plan to dispose of the gifts and office supplies divisions in order to concentrate on the frames and wall decor divisions which management believed were the Company's "core" businesses. In a press release issued by the Company on February 15, 2000, management announced that it had already begun to implement this strategy and, going forward, intended to divest the non-core businesses.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 26 of 44 Pages
------------------------------               -----------------------------------


         o The Committee believes that management's efforts to implement this strategy was too late to maximize the value of the Shares.

         o The sales of the Rivertown Button, Licensed Lifestyles, J-Mar and Sav-On Office Supplies businesses were consummated in a period of less than six months.

         o Ultimately, the sale of the gifts and office supplies units resulted in a loss of $7.3 million for the fiscal year ended June 30, 2000.

         o The Committee believes that the Company has performed poorly since the sale of the gifts and office supplies units and that management has failed to recognize that there is room for further divestitures of its weaker businesses.

         o As announced in a recent press release, the Company had a net loss for continuing operations of approximately $10.7 million, or $0.88 per share, and $12.4 million, or $1.02 per share, for the fourth quarter and fiscal year ended June 30, 2000, respectively.

         In the Committee's opinion, the Company's poor performance and the shortsighted implementation of the divestiture strategy demonstrates the Company Board's lack of dedication to pursuing the best interests of the stockholders and maximizing stockholder value.

         For these reasons, the Committee believes that the value of the Company has not been maximized by the Board and believes that the removal of the existing Board of Directors and the election of the Slate represents the best means for stockholders to maximize the present value of their Shares. If elected, the members of the Slate, subject to their fiduciary duties, will explore alternatives to maximize stockholder value including, but not limited to
(i) selling the Company by means of a merger, tender offer or otherwise; (ii) expanding the Company's frame business through acquisitions; (iii) divesting the non-core assets of the Company utilizing a nationally recognized investment banking firm; and (iv) adopting a stock repurchase program. Additionally, if elected, the Slate will retain a nationally recognized investment banking firm to assist in the review and implementation of the alternatives that the Slate believes will maximize stockholder value for all of the Company's stockholders.

THE SLATE

         The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each member of the Slate. This information has been furnished to the Committee by the Slate. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to September 1, 1995. Each person listed below is a citizen of the United States.

         WARREN G. LICHTENSTEIN (35) has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II,

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 27 of 44 Pages
------------------------------               -----------------------------------


L.P. ("Steel Partners"), since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel Partners from 1993 and prior to January 1, 1996. For information regarding Steel Partners and Steel LLC, see below under "Participant Information." Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., a provider of database development and website design and development services, WebFinancial Corporation, a commercial and consumer lender, Puroflow, Incorporated, a designer and manufacturer of precision filtration devices, PLM International, Inc., an equipment leasing company, Tech-Sym Corporation, an electronics engineering and manufacturing company, CPX Corp., a company with no significant operating business. He is a former director of Saratoga Beverage Group, Inc., a beverage manufacturer and distributor, Alpha Technologies, Inc., an electronics components manufacturer, SL Industries, Inc., a designer and manufacturer of data quality systems. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation, a provider of products and systems for the acquisition and distribution of information over electronic communications media, from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,537,100 Shares, all of which were owned by Steel Partners. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares during the past two years, see Schedule I.

In late 1995, Steel Partners commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc., a provider of outpatient services and medical equipment rentals ("MICA"). MICA was ultimately sold for $11.75 per share, a 42% increase over the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners' proxy solicitation. In connection with this contest, MICA initiated an action against Steel Partners, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al., Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners would assume control of the Board of MICA. The Steel Partners designees did not assume control because MICA was sold at a substantial premium to its market price.

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CUSIP No. 875386104               13D          Page 28 of 44 Pages
------------------------------               -----------------------------------


         MARK E. SCHWARZ (39) has served as the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. For information regarding Newcastle, see below under "Participant Information." Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C. a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., a Hunt- affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz is a director of Bell Industries, Inc., a computer systems integrator. As of the Record Date, Mr. Schwarz beneficially owned 264,200 Shares, all of which were owned by Newcastle. The business address of Mr. Schwarz is c/o Newcastle, 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. For information regarding Mr. Schwarz's purchases and sales of Shares during the past two years, see Schedule I.

         JAMES R. HENDERSON (42) has been a Vice-President of Steel Partners Services, Ltd., an affiliate of Steel Partners, since August 1999. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions company. Mr. Henderson is a director of the following publicly held companies: Tech-Sym Corporation, an information services and technology company, and ECC International Corp, a designer and manufacturer of computer-controlled simulators. As of the date hereof, Mr. Henderson did not beneficially own any Shares. The business address of Mr. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         GLEN KASSAN (57) has been a Vice-President of Steel Partners Services, Ltd., an affiliate of Steel Partners, since October 1999. From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care
Services,   Inc.,  a  privately  owned  healthcare  services  company  which  he co-founded in 1994, and which he initially served as Vice Chairman and Chief Financial Officer. As of the date hereof, Mr. Kassan did not beneficially own any Shares. The business address of Mr. Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         HAROLD SMITH (76) has been retired since 1999. From 1982 to 1999, Mr. Smith served as President of Funding Merchandising Resources Corporation (F.M.R.C.), a firm specializing in consulting distressed retail companies. Prior to his employment with F.M.R.C., Mr. Smith was the President and Chief Operating Officer of Woolco, a division of F.W. Woolworth. As of the date hereof, Mr. Smith did not beneficially own any Shares. Mr. Smith's business address is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467.

         The Slate will not receive any compensation from the Committee for their services as a director of the Company. On December 7, 1999, Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares, (ii) they formed a group in order to evaluate whether to nominate a slate of directors to the Board and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board and (iii) Steel Partners agreed to bear all expenses incurred in connection with the nomination of persons to the Board, including approved expenses incurred by any member of the Slate in the

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 29 of 44 Pages
------------------------------               -----------------------------------


solicitation of written proxies or votes by Steel Partners. Pursuant to an amendment to the Joint Filing Agreement, Messrs. Henderson, Kassan, Smith and Steven Wolosky agreed to be included as members of the group formed by Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz, and each of the parties agreed to serve as a director of the Company if elected at the Annual Meeting. Other than as stated above, there are no arrangements or understandings between the Committee and each member of the Slate or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each member of the Slate to serve as a director of the Company if elected as such at the Annual Meeting. No member of the Slate has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Except as provided for under "Legal Proceedings" herein, no member of the Slate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

                               CONSENT PROCEDURES

GENERAL EFFECTIVENESS OF CONSENTS

         The Company is a Delaware corporation and is, therefore, subject to the Delaware General Corporate Law (the "Delaware GCL"). Section 228 of the Delaware GCL provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be or that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents, setting forth the action so taken, are signed and delivered to the corporation by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Charter does not prohibit stockholder action by written consent.

         The Proposal will become effective when the Committee submits to the Company properly completed, unrevoked and effective BLUE Consent Cards (or other forms of consent) indicating consent to the Proposal, signed by the holders of record on the Record Date of a majority of the Shares outstanding as of the Record Date. Under Section 228 of the Delaware GCL, such consents must be delivered within 60 days of the earliest dated consent delivered to the Company, which was October 20, 2000. Accordingly, this consent solicitation must be completed by December 19, 2000. However, the Committee has established November [__], 2000 as the goal for the submission of written consents to the Committee. If the Proposal is adopted pursuant to this consent solicitation, prompt notice will be given pursuant to Section 228(d) of the Delaware GCL to stockholders who have not executed and returned a BLUE Consent Card.

         Because the Proposal will become effective only if executed Consents representing a majority of the Shares outstanding as of the Record Date are returned by holders of record on the Record Date, the following actions will have the same effect as withholding consent to the Proposal: (a) failing to execute and return a BLUE Consent Card or (b) executing and returning a written consent marked consent "WITHOUT CONSENT" or "ABSTAINS" as to each Proposal. If returned BLUE Consent Cards are executed and dated but not marked with respect to the Proposal, the stockholder returning such card will be deemed to have consented to the Proposal.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 30 of 44 Pages
------------------------------               -----------------------------------


PROCEDURAL INSTRUCTIONS

         If a stockholder is a record holder of Shares as of the close of business on the Record Date, such stockholder may elect to consent to, withhold consent to or abstain with respect to a Proposal by marking the "CONSENTS", "WITHHOLDS CONSENT" or "ABSTAINS" box, as applicable, underneath the Proposal on the accompanying BLUE Consent Card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

         UNDER THE DELAWARE GCL, ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO GIVE THEIR CONSENT TO THE PROPOSAL. THEREFORE, EACH STOCKHOLDER IS URGED, EVEN IF SUCH STOCKHOLDER HAS SOLD ITS SHARES SUBSEQUENT TO THE RECORD DATE, TO GRANT ITS CONSENT PURSUANT TO THE ENCLOSED BLUE CONSENT CARD WITH RESPECT TO ALL SHARES HELD AS OF THE RECORD DATE. A STOCKHOLDER'S FAILURE TO CONSENT MAY ADVERSELY AFFECT THOSE WHO CONTINUE TO BE STOCKHOLDERS. IN ADDITION, ANY STOCKHOLDER OWNING SHARES BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE BLUE CONSENT CARD ON SUCH STOCKHOLDER'S BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE CONSENT. EACH STOCKHOLDER IS URGED TO ENSURE THAT THE RECORD HOLDER OF SUCH STOCKHOLDER'S SHARES MARKS, SIGNS, DATES AND RETURNS THE ENCLOSED BLUE CONSENT CARD AS SOON AS POSSIBLE. EACH STOCKHOLDER IS FURTHER URGED TO CONFIRM IN WRITING ANY INSTRUCTIONS GIVEN AND PROVIDE A COPY OF SUCH INSTRUCTIONS TO THE COMMITTEE IN CARE OF MACKENZIE PARTNERS, INC., SO THAT THE COMMITTEE MAY ALSO ATTEMPT TO ENSURE SUCH INSTRUCTIONS ARE FOLLOWED.

REVOCATION OF CONSENTS

         Executed written consents may be revoked at any time, provided that a written, dated revocation which clearly identifies the consent being revoked is executed and delivered either to (a) the Committee in care of MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, or (b) the principal executive offices of the Company at 1400 Everman Parkway, Fort Worth, Texas 76140 prior to the time that the Proposal becomes effective. A revocation may be in any written form validly signed by the record holder as of the Record Date as long as it clearly states that the written consent previously given is no longer effective. The Committee requests that a copy of any revocation sent to the Company also be given to MacKenzie Partners, Inc. at the above address so that the Committee may more accurately determine if and when written consent to each Proposal has been received from the holders of record on the Record Date of a majority of the Shares then outstanding. THE COMMITTEE URGES YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD WHICH MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED BLUE CONSENT CARD TO THE COMMITTEE, C/O MACKENZIE PARTNERS, INC., OR TO THE SECRETARY OF THE COMPANY.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 31 of 44 Pages
------------------------------               -----------------------------------


                            SOLICITATION OF CONSENTS

         The solicitation of consents pursuant to this Consent Solicitation Statement is being made by the Committee. Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

         The Committee has retained Mackenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Mackenzie Partners will receive a fee not to exceed $[____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Mackenzie Partners, Inc. will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Mackenzie Partners, Inc. will employ approximately [__] persons to solicit the Company's stockholders.

         The entire expense of soliciting consents is being borne by the Committee. If the Slate is elected to the Company's Board of Directors, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Unless otherwise required by law, the Committee does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Costs of this solicitation of consents are currently estimated to be approximately $[ ]. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[ ].

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 32 of 44 Pages
------------------------------               -----------------------------------



                             PARTICIPANT INFORMATION

         The general partner of Steel Partners is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners is investing in the securities of micro-cap companies. The principal business address of Steel Partners and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Glen Kassan and James Henderson are Vice Presidents of Steel Partners Services, Ltd., an affiliate of Steel Partners. As of the date hereof, Steel Partners is the beneficial owner of 1,537,100 Shares. Steel LLC does not beneficially own any Shares on the date hereof, except by virtue of its role in Steel Partners. For information regarding Steel Partners purchases and sales of Shares during the past two years, see Schedule I.

         Harold Smith is a retired consultant. Mr. Smith does not beneficially own any Shares.

         Newcastle is a Texas limited partnership. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the sole general partner of Newcastle. As of the date hereof, Newcastle was the beneficial owner of 264,200 Shares. For information regarding the purchases and sales of Shares during the past two years by Newcastle, see Schedule I.

         See Schedule II for information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the management of the Company.

                                LEGAL PROCEEDINGS

         On August 22, 2000, the Company filed a complaint in the United States District Court, Northern District of Texas, naming Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz as defendants (the "Defendants"). The complaint alleges that the Defendants have violated Section 13(d) of the Exchange Act,
Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint states that the Schedule 13D, as amended, filed by the Defendants was materially false and misleading in that, among other things, they did not disclose on a timely basis, or at all, that: (i) Defendants intended to seek control of the Company through a proxy contest or consent solicitation with the objective of forcing a sale of the Company; (ii) Defendants had a history of taking positions in target companies and replacing incumbent directors; (iii)
Defendants had agreements, arrangements and understandings with other stockholders in connection with the acquisition of Shares of the Company; and
(iv) Defendants were acting in concert with each other or as a "group" with other persons or entities who, in concert with them, acquired Shares for the purposes of effecting a change in control of the Company. In its pleadings, the Company requests, among other things, that the Court enjoin the Defendants from engaging in any further activities with respect to the Shares until they have made adequate disclosures, soliciting and delivering any proxy, consent or authorization with respect to the Shares, acquiring or attempting to acquire additional Shares, voting any Shares acquired after the filing of Defendants' initial Schedule 13D, otherwise controlling or influencing or attempting to control or influence in any manner the management or business policies and decisions of the Company, or taking or attempting to take any other steps in

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 33 of 44 Pages
------------------------------               -----------------------------------


furtherance of any plan to change or influence the control of the Company. The Company has also requested that the Court enter an order requiring Defendants to divest themselves of all Shares acquired after the filing of the initial
Schedule 13D filing and declaring that the Company is entitled to refuse to recognize any votes cast with respect to the Shares on behalf of any Defendants. The Defendants believe that these claims are without merit and will vigorously defend these allegations.

         On September 18, 2000, Steel Partners filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming as defendants the Company Board and the Company. The complaint alleges that the Company Board has breached its fiduciary duties by falsely suggesting that Steel Partners is part of a "group" holding in excess of 15% of the Company's Shares. Among other things, the complaint seeks a declaratory judgment that Steel Partners is not an "interested stockholder" within the meaning of Section 203 of the Delaware GCL and that Steel Partners is not an acquiring person under the Company's Rights Agreement dated May 19, 1997 (the "Rights Agreement"). The complaint also seeks a preliminary and permanent injunction prohibiting the Company from declaring a "distribution date" under the Rights Agreement. The defendants have moved to dismiss this complaint.

           CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND THE COMPANY

         Except as set forth in this Consent Solicitation Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, or is indebted to the Company since July 1, 1999 with respect to any Shares; or (iii) knows of any transactions since July 1, 1999, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Consent Solicitation Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, the Committee has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might consider in the event that the Slate is elected to the Board. In addition, if and to the extent that the Committee acquires control of the Company, the Committee intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 34 of 44 Pages
------------------------------               -----------------------------------


policy,  capitalization,   operations,   properties,  policies,  management  and
personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 35 of 44 Pages
------------------------------               -----------------------------------



         The information concerning the Company contained in this Consent Solicitation Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of the Company.

                                      THE TANDYCRAFTS FULL VALUE COMMITTEE



                                      October 20, 2000

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 36 of 44 Pages
------------------------------               -----------------------------------


                                   SCHEDULE I

                TRANSACTIONS IN THE SHARES FOR THE LAST TWO YEARS


      Shares of Common Stock               Price Per                  Date of
             Purchased                       Share                   Purchase
             ---------                       -----                   --------

                             STEEL PARTNERS II, L.P.

              1,000                        2.40500                    4/15/99
              5,500                        2.40500                    4/15/99
             13,200                        2.38133                    4/16/99
             10,000                        2.40500                    4/19/99
              2,700                        2.34250                    4/20/99
                500                        2.85000                    5/03/99
              5,000                        2.79000                    5/06/99
              1,400                        2.78000                    5/07/99
              5,000                        2.79000                    5/10/99
              1,000                        3.09750                    7/26/99
             18,100                        3.22466                    7/27/99
              2,000                        3.22750                    7/30/99
              9,300                        3.22750                    8/02/99
             38,200                        3.24680                    8/03/99
              2,600                        3.16500                    8/05/99
                200                        3.36250                    8/06/99
             10,400                        3.28399                    8/09/99
              5,000                        3.22750                    8/10/99
              7,900                        3.16500                    8/16/00
             38,000                        3.18934                    8/17/99
             11,800                        3.10250                    8/19/99
              7,700                        3.10250                    8/20/99
             26,900                        3.20403                    8/23/99
              1,000                        3.23750                    8/24/99

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 37 of 44 Pages
------------------------------               -----------------------------------

      Shares of Common Stock               Price Per                  Date of
             Purchased                       Share                   Purchase
             ---------                       -----                   --------

             70,000                        3.31000                     8/25/99
              1,800                        3.23750                     8/26/99
              7,300                        3.23750                     8/27/99
              1,700                        3.23750                     8/30/99
             26,500                        3.23750                     8/31/99
              2,000                        3.23750                     9/02/99
                400                        3.23750                     9/03/99
             14,400                        3.23750                     9/10/99
             21,000                        3.32000                     9/15/99
             12,600                        3.21680                     9/20/99
             50,000                        3.19500                     9/22/99
             13,100                        3.21890                     9/23/99
              6,000                        3.23710                     9/24/99
             15,000                        3.22750                     9/27/99
             15,000                        3.24750                     9/28/99
             45,100                        3.20190                     9/29/99
             15,600                        3.17500                     9/30/99
             70,000                        3.19500                     9/30/99
              8,000                        3.23750                    10/04/99
             60,400                        3.16090                    10/06/99
              8,000                        3.16720                    10/07/99
              5,000                        3.23750                    10/12/99
              3,700                        3.17500                    10/15/99
              4,100                        3.17500                    10/18/99
             18,300                        3.27750                    10/20/99
             15,000                        3.09170                    10/21/99
              7,000                        3.16500                    10/22/99
             23,000                        3.18320                    10/22/99

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 38 of 44 Pages
------------------------------               -----------------------------------

      Shares of Common Stock               Price Per                  Date of
             Purchased                       Share                   Purchase
             ---------                       -----                   --------

               4,200                       3.16500                    10/26/99
              10,000                       3.17500                    10/27/99
             212,700                       3.13273                    10/27/99
               3,000                       3.22750                    10/28/99
              25,000                       3.26750                    10/28/99
               1,200                       3.29000                    11/05/99
              10,000                       3.29000                    11/08/99
              28,000                       3.30000                    11/08/99
               2,400                       3.28000                    11/09/99
              13,100                       3.27237                    11/11/99
               2,700                       3.28000                    11/12/99
               7,500                       3.30000                    11/12/99
               5,000                       3.23750                    11/15/99
               5,000                       3.30000                    11/16/99
              65,900                       3.39500                    11/16/99
               7,000                       3.30000                    11/23/99
              15,000                       3.34250                    11/24/99
             355,000                       3.27000                    12/07/99


      Shares of Common Stock               Price Per                  Date of
             Purchased                       Share                   Purchase
             ---------                       -----                   --------

                            NEWCASTLE PARTNERS, L.P.

               1,000                       3.31000                    11/15/99
               6,000                       3.31000                    11/16/99
               3,200                       3.29500                    11/24/99
               2,000                       3.29500                    11/26/99
               2,000                       3.29500                    11/29/99
               1,900                       3.29500                    11/30/99
               5,100                       3.29088                    12/01/99
               2,000                       3.29000                    12/02/99
              15,000                       3.30630                    12/03/99

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 39 of 44 Pages
------------------------------               -----------------------------------


              21,000                       3.29000                    12/06/99
              205,000                      3.27049                    12/07/99


                             WARREN G. LICHTENSTEIN

                                     NONE(2)


                                 MARK E. SCHWARZ

                                     NONE(3)


                               JAMES R. HENDERSON.
                               -------------------

                                      NONE


                                   GLEN KASSAN

                                      NONE


                                  HAROLD SMITH

                                      NONE

--------
     2 By virtue of his position with Steel Partners II, L.P., Mr. Lichtenstein has the power to vote and dispose of the Company's Shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the Shares of the Company owned by Steel Partners II, L.P.

     3 By virtue of his position with Newcastle Partners, L.P., Mr. Schwarz has the power to vote and dispose of the Company's Shares owned by Newcastle Partners, L.P. Accordingly, Mr. Schwarz is considered the beneficial owner of the Shares of the Company owned by Newcastle Partners, L.P.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 40 of 44 Pages
------------------------------               -----------------------------------


                                   SCHEDULE II

               SHARES OF COMMON STOCK HELD BY COMPANY'S MANAGEMENT
                            AND 5% OR GREATER HOLDERS

         As of October 5, 2000, the directors and executive officers of the Company beneficially owned (within the meaning of the rules under Section 13(d) of the Exchange Act), as a group, 1,013,910 Shares (or approximately 8.3% of the Shares reported as outstanding on such date). The Tandycrafts Retirement Savings Plan beneficially owns 1,769,178 Shares (or approximately 14.7% of the Shares reported as outstanding on such date). The foregoing information has been obtained from the Company's preliminary proxy statement filed October 10, 2000.

         Based on information obtained from the Company's preliminary proxy statement filed October 10, 2000, and more recent Schedule 13D and Schedule 13G filings, the following table shows the only entities, other than as set forth in the preceding paragraph, that owned more than 5% of the outstanding Shares as of the dates indicated.


                                                  Number of Shares
                                                       Owned                Percentage of
                Name and Address of              Beneficially and of         Outstanding
                 Beneficial Owner                      Record                 Shares(1)
                ------------------                    --------               ----------
The Tandycrafts Full Value Committee                1,801,300(2)                14.8%
150 East 52nd Street, 21st Floor
New York, New York 10022
Steel Partners II, L.P.                              1,537,100                  12.8%
150 East 52nd Street, 21st Floor
New York, New York 10022
Summit Capital Management, LLC                       879,000(3)                  7.2%
601 Union Street, Suite 3900
Seattle, Washington 98101
Dimensional Fund Advisors, Inc.                      858,000(4)                  7.0%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

---------------------

(1) Based on information furnished by the stockholder except as otherwise provided.
(2) Based on Schedule 13D, dated October 5, 2000, The Tandycrafts Full Value Committee is deemed to have beneficial ownership of 1,801,300 Shares, 1,537,100 of which are held by Steel Partners II, L.P., and 264,200 of which are held by Newcastle Partners, L.P.
(3)      Based on Schedule 13G, dated February 11, 2000.
(4)      Based on Schedule 13G, dated February 4, 2000.

         Other than as set forth in this schedule, although the Committee does not have any information that would indicate that any information contained in this Consent Statement that has been taken from the Company's preliminary proxy statement filed October 10, 2000 or any other document on file with the Securities and Exchange Commission is inaccurate or incomplete, the Committee does not take any responsibility for the accuracy or completeness of such information.

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 41 of 44 Pages
------------------------------               -----------------------------------


                                    IMPORTANT


         1. If your Shares are kept at your brokerage firm or bank, and they are registered in your brokerage firm's or your bank's name, please send back only the enclosed BLUE Consent Card in the special envelope provided.

         2. If your Shares are registered in your own name, please sign, date and return the enclosed BLUE Card to MacKenzie Partners, Inc.

         3. Time is critically short. Only your latest dated BLUE Consent Card will count.

         4. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Consent Card with respect to your Shares. Accordingly, please contact the person responsible for your account and give instructions for a BLUE Consent Card to be signed representing your Shares.

         If you have any questions about giving your consent or require assistance in voting your Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                       E-MAIL: PROXY@MACKENZIEPARTNERS.COM
                          (212) 929-5500 (CALL COLLECT)

                                       OR

                          CALL TOLL FREE (800) 322-2885

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 42 of 44 Pages
------------------------------               -----------------------------------


                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED OCTOBER 20, 2000

                                  CONSENT CARD

                  Consent by Stockholders of Tandycrafts, Inc.
                           To Action Without a Meeting

THIS CONSENT IS SOLICITED BY THE TANDYCRAFTS FULL VALUE COMMITTEE

         The undersigned, a stockholder of record of Tandycrafts, Inc. (the "Company") hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock, par value $1.00 per share, of the Company which the undersigned is entitled to vote in all capacities, to the following action without a meeting, without prior notice and without a vote:


                  RESOLVED, that, in the best interests of the Company, the removal of all of the incumbent members of the Company's Board of Directors, without cause, including the removal of R.E. Cox, III, Jack Kahl, Sheldon Stein, Michael J. Walsh, Colon Washburn, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship, is hereby approved.

      CONSENT                     CONSENT WITHHELD                     ABSTAINS
-----                      ------                               ------

                  RESOLVED, that the number of members of the Board of Directors of the Company be fixed at five (5).

      CONSENT                     CONSENT WITHHELD                     ABSTAINS
-----                      ------                               ------

                  RESOLVED, that the slate of nominees of the Tandycrafts Full Value Committee, Warren G. Lichtenstein, Mark E. Schwarz,
                  James R. Henderson, Glen Kassan and Harold Smith (the "Nominees"), are hereby elected to the Board of Directors of the Company to fill the newly created vacancies on the Board of Directors, and to serve until their respective successors are duly elected and qualified.

      CONSENT                     CONSENT WITHHELD                     ABSTAINS
-----                      ------                               ------

------------------------------               -----------------------------------
US CIP No. 875386104               13D          Page 43 of 44 Pages
------------------------------               -----------------------------------



         To withhold consent to a proposed Nominee, specify the Nominee in the following space:

          ------------------------------------------------------------

INSTRUCTIONS: Check the appropriate box above to consent or withhold consent to, or abstain from, the foregoing resolutions.

         If no box is marked with respect to either or each of the above resolutions, the undersigned will be deemed to consent to such resolution or resolutions.

(This Consent card is continued on the reverse side. Please mark, sign and date this Consent card on the reverse side before returning the Consent card in the enclosed envelope.)

------------------------------               -----------------------------------
CUSIP No. 875386104               13D          Page 44 of 44 Pages
------------------------------               -----------------------------------


                  IN  WITNESS   WHEREOF,   the  undersigned  has  executed  this
shareholder action on the date set forth below.


                                Date:___________________________________________



                                ------------------------------------------------
                                Signature of Stockholder


                                ------------------------------------------------
                                Signature (if held jointly)


                                ------------------------------------------------
                                Name and Title of Representative (if applicable)


                                IMPORTANT NOTE TO STOCKHOLDERS:
                                Please sign exactly as your shares are registered. Joint owners should both sign. When signing as executor, trustee, administrator, guardian, officer of a corporation, attorney-in-fact or in any other fiduciary or representative capacity, please give your full name. This consent, when executed, will vote all shares held in all capacities. Be sure to date this Consent Card.

                          **THIS IS YOUR CONSENT CARD**